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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934
              For the six months ended December 31, 1997
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                        OF IMC-AGRICO MP, INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062















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
                     Investment Plan for Salaried
                   Employees of IMC-Agrico MP, Inc.

                         Financial Statements
                      and Supplemental Schedules


                  Six months ended December 31, 1997
                     and year ended June 30, 1997




                               Contents

Report of Independent Auditors                                     1

Financial Statements

Statements  of Net Assets Available for Benefits, With Fund Information
2
Statements  of Changes in Net Assets Available for  Benefits,
 With Fund Information                                            4
Notes to Financial Statements                                      6


Supplemental Schedules

Line 27a - Schedule of Assets Held For Investment Purposes        16
Line 27b - Schedule of Loans or Fixed Income Obligations          17
Line 27d - Schedule of Reportable Transactions                    18

                    Report of Independent Auditors

Plan Administrator
Investment Plan for Salaried Employees of
 IMC-Agrico MP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Salaried Employees of IMC-Agrico MP, Inc. as of December 31, 1997 and June 30, 1997, and the related statements of changes in net assets available for benefits for six months ended December 31, 1997 and year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and June 30, 1997, and the changes in its net assets available for benefits for the six months ended December 31, 1997 and year ended June 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the six months then ended, are presented for purposes of complying with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   ERNST & YOUNG LLP
Chicago, Illinois
June 12, 1998

                                                                             EIN
36-3888539

Plan #101
          Investment Plan for Salaried Employees of IMC-Agrico MP, Inc.
      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997
                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                               Company     Fixed
Money
                                        Equity             Bond            Stock
Income      Market    Balanced     Growth      Loan
                        Total        Fund           Fund        Fund        Fund
Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------
Assets
Investments, at fair value:
Master trust funds:
 Interest in IMC-Agrico
  Stock Fund           $ 5,517,170  $         -  $        -  $5,517,170  $
-  $      -  $        -  $        -  $       -
 Interest in IMC-Agrico
    Fixed  Income  Fund     12,927,153              -            -             -
12,927,153         -           -           -          -
 Interest in IMC-Agrico
  Bond Fund              2,375,506            -   2,375,506           -
-         -           -          -           -
Mutual funds:
 Fidelity Equity-
  Income Fund, Inc.     17,457,166   17,457,166           -           -
-         -           -          -           -
 Vanguard Wellington
  Fund, Inc.             4,332,933            -           -           -
-         -   4,332,933          -            -
 Fidelity Magellan
  Fund, Inc.             5,570,754            -           -           -
-         -           -  5,570,754            -
Loans to participants    2,150,636            -           -           -
-         -           -          -    2,150,636
                       ---------------------------------------------------------
--------------------------------------------------
Total investments       50,331,318   17,457,166   2,375,506   5,517,170
12,927,153         -   4,332,933  5,570,754    2,150,636
Receivables:
 Participant contributions 102,510       35,220       4,179      10,330
19,238     2,662      12,632      18,249           -
 Company contributions     698,412      219,194      31,827      72,689
140,212    26,744      84,256     123,490           -
 Accrued interest
  and dividends              3,850            -           -           -
-     3,850           -           -           -
                       ---------------------------------------------------------
--------------------------------------------------
Total receivables          804,772      254,414      36,006      83,019
159,450    33,256      96,888     141,739           -
                       ---------------------------------------------------------
--------------------------------------------------
Total assets available
 for benefits           51,136,090   17,711,580   2,411,512   5,600,189
13,086,603    33,256   4,429,821   5,712,493   2,150,636
Liability - Due (to)
 from brokers               (4,291)         214           -        (430)
(830,213)  825,922         216           -           -
                       ---------------------------------------------------------
--------------------------------------------------
Net assets available
 for benefits          $51,131,799  $17,711,794  $2,411,512  $5,599,759
$12,256,390  $859,178  $4,430,037  $5,712,493  $2,150,636

================================================================================
===========================

See accompanying notes.

                                                                             EIN
36-3888539

Plan #101
          Investment Plan for Salaried Employees of IMC-Agrico MP, Inc.
      Statement of Net Assets Available for Benefits, With Fund Information

                                  June 30, 1997
                                                              Fund Information
                                  ----------------------------------------------
------------------------------------------------
                                                               Company     Fixed
Money
                                        Equity             Bond            Stock
Income     Market      Balanced     Growth      Loan
                        Total        Fund           Fund        Fund        Fund
Fund         Fund        Fund       Fund
                       ---------------------------------------------------------
------------------------------------------------
Assets
Investments, at fair value:
 Master  trust funds:
  Interest in IMC-Agrico
   Stock Fund         $ 3,585,065  $         -  $        -  $3,585,065  $
-  $        -  $        -  $        -  $        -
  Interest in IMC-Agrico
     Fixed  Income  Fund    13,008,979               -            -            -
13,008,979           -           -           -           -
  Interest in IMC-Agrico
   Bond Fund            2,190,985             -  2,190,985          -
-           -           -           -           -
 Mutual funds:
  Fidelity Equity-
   Income Fund, Inc.   15,718,839    15,718,839          -          -
-           -           -           -           -
  Vanguard Money
   Market Reserves, Inc.
     -   Prime  Portfolio     1,127,892              -           -             -
-   1,127,892           -           -           -
  Vanguard Wellington
   Fund, Inc.           3,411,307            -           -           -
-           -   3,411,307           -           -
  Fidelity Magellan
   Fund, Inc.           4,239,219            -           -           -
-           -           -   4,239,219           -
Loans to participants   2,031,167            -           -           -
-           -           -           -   2,031,167
                       ---------------------------------------------------------
---------------------------------------------------
Total investments      45,313,453   15,718,839   2,190,985   3,585,065
13,008,979   1,127,892   3,411,307   4,239,219   2,031,167
Receivables:
 Participant contribu-
  tions                   208,165       68,099       7,955      24,321
40,063       3,951      25,788      37,988           -
 Company contributions  1,293,115      411,734      56,081     147,747
260,456      35,022     151,955     230,120           -
 Accrued interest and
  dividends                 4,610            -           -           -
-       4,610           -           -           -
                       ---------------------------------------------------------
---------------------------------------------------
Total receivables       1,505,890      479,833      64,036     172,068
300,519      43,583     177,743     268,108           -
                       ---------------------------------------------------------
---------------------------------------------------
Total assets           46,819,343   16,198,672   2,255,021   3,757,133
13,309,498   1,171,475   3,589,050   4,507,327   2,031,167
Liability - Due (to)
 from brokers              (1,178)     (29,870)          -     (44,856)
64,082      (1,690)     48,898     (37,742)          -
                       ---------------------------------------------------------
---------------------------------------------------
Net assets available
 for benefits         $46,818,165  $16,168,802  $2,255,021  $3,712,277
$13,373,580  $1,169,785  $3,637,948  $4,469,585  $2,031,167

================================================================================
============================

See accompanying notes.

                                                                             EIN
36-3888539

Plan #101
          Investment Plan for Salaried Employees of IMC-Agrico MP, Inc.
Statement of Changes in Net Assets Available for Benefits, With Fund Information

                       Six months ended December 31, 1997
                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                               Company     Fixed
Money
                                        Equity             Bond            Stock
Income     Market     Balanced     Growth      Loan
                        Total        Fund           Fund        Fund        Fund
Fund        Fund        Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------
Investment income:
 Interest and
  dividends          $   373,670  $   141,344  $       -  $         -    $
-  $  20,995   $   94,870  $   27,635  $   88,826
 Income from master
  trust funds            592,404            -    109,868       81,830
400,706          -            -           -           -
 Net appreciation in
  fair value of
     investments            2,172,642      1,564,380            -              -
-          -      239,585     368,677           -
                     -----------------------------------------------------------
--------------------------------------------------
Total investment
 income                3,138,716    1,705,724    109,868       81,830
400,706     20,995      334,455     396,312      88,826
Contributions:
 Participants          1,380,561      447,578     48,954      148,386
241,367     32,715      177,040     284,521           -
 Company                 841,358      264,874     37,848       88,960
166,806     30,708      101,762     150,400           -
                     -----------------------------------------------------------
--------------------------------------------------
Total contributions    2,221,919      712,452     86,802      237,346
408,173     63,423      278,802     434,921           -
Transfers from
 other plans            (386,990)    (318,945)    12,730       (4,923)
(78,333)    (6,784)      55,465      (3,350)    (42,850)
Cash distributed
 to withdrawing
   participants             (660,011)      (175,774)      (2,395)       (14,394)
(168,524)    (2,513)    (147,999)   (121,705)    (26,707)
Transfers of investment
 direction                     -     (380,465)   (50,514)   1,587,623
(1,679,212)   (385,728)    271,366     536,730     100,200
                     -----------------------------------------------------------
--------------------------------------------------
Net increase (decrease)
 in net assets available
   for   benefits            4,313,634     1,542,992       156,491     1,887,482
(1,117,190)   (310,607)    792,089   1,242,908     119,469
Net assets available
 for benefits -
   Beginning   of   period   46,818,165    16,168,802    2,255,021     3,712,277
13,373,580   1,169,785   3,637,948   4,469,585   2,031,167
                     -----------------------------------------------------------
--------------------------------------------------
Net assets available
 for benefits -
   End   of   period        $51,131,799   $17,711,794   $2,411,512    $5,599,759
$12,256,390  $   859,178  $4,430,037  $5,712,493  $2,150,636

================================================================================
==============================

See accompanying notes.

                                                                             EIN
36-3888539

Plan #101
          Investment Plan for Salaried Employees of IMC-Agrico MP, Inc.
Statement of Changes in Net Assets Available for Benefits, With Fund Information

                            Year ended June 30, 1997
                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                                Company    Fixed
Money
                                    Equity          Bond        Stock     Income
Market     Balanced     Growth      Loan
                         Total        Fund           Fund        Fund       Fund
Fund        Fund        Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------
Investment income (loss):
 Interest and
  dividends          $   698,850  $   320,524  $        -  $        -  $
-  $   49,062  $  107,296  $   56,885  $ 165,083
 Income (loss) from
  master trust funds     993,001            -     229,203     (11,840)
775,638           -           -           -          -
 Net appreciation in
  fair value of
     investments            4,739,535      3,418,642             -             -
-           -     519,105     801,788           -
                     -----------------------------------------------------------
--------------------------------------------------
Total investment
 income                6,431,386    3,739,166     229,203     (11,840)
775,638      49,062     626,401     858,673     165,083
Contributions:
 Participants          2,536,942      781,385     103,883     288,556
514,997      63,164     290,368     494,589           -
 Company               1,581,992      513,500      59,946     197,695
293,688      36,159     189,373     291,631           -
                     -----------------------------------------------------------
--------------------------------------------------
Total contributions    4,118,934    1,294,885     163,829     486,251
808,685      99,323     479,741     786,220           -
Transfers from
 other plans           7,899,978    2,104,726     229,484     826,493
3,372,983      57,822     495,071     531,087     282,312
Cash distributed
 to withdrawing
   participants           (1,435,280)      (373,764)     (181,546)      (54,115)
(598,893)    (26,766)     90,706)    (87,999)    (21,491)
Transfers of
 investment direction          -     (322,053)   (445,676)  1,075,210
(854,040)    242,590     644,124    (298,921)    (41,234)
                     -----------------------------------------------------------
--------------------------------------------------
Net increase
 (decrease) in net
 assets available
   for   benefits           17,015,018     6,442,960        (4,706)    2,321,999
3,504,373     422,031   2,154,631   1,789,060     384,670
Net assets available
 for benefits -
   Beginning   of   year     29,803,147     9,725,842    2,259,727     1,390,278
9,869,207     747,754   1,483,317   2,680,525   1,646,497
                     -----------------------------------------------------------
--------------------------------------------------
Net assets available
 for benefits -
   End   of   year          $46,818,165   $16,168,802   $2,255,021    $3,712,277
$13,373,580  $1,169,785  $3,637,948  $4,469,585  $2,031,167

================================================================================
==============================

See accompanying notes.

                                                       EIN 36-3888539
                                                       Plan #101
                     Investment Plan for Salaried
                   Employees of IMC-Agrico MP, Inc.

                     Notes to Financial Statements

                  Six months ended December 31, 1997
                     and year ended June 30, 1997

1.  Description of the Plan

The following description of the Investment Plan for Salaried Employees of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan which was established on July 1, 1993. Salaried employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Phosphate Resource Partners, Limited Partnership, formerly Freeport-McMoRan Resource Partners, Limited Partnership, are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company changed its year-end from June 30 to December 31 during calendar 1997. As a result of that change, the Plan has also changed its year-end. These financial statements reflect activity for a six-month period ended December 31, 1997, and the previous fiscal year ended June 30, 1997.

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/ salary reductions of up to 15% of participants' base monthly salaries, not to exceed $9,500. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash or deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan is also funded by Company contributions, as determined by the Company's Board of Directors, of not less than 20% of a participant's eligible contributions, which are contributions that do not exceed 6% of a participant's base monthly salary. IMC-Agrico MP, Inc. may make additional contributions each year as determined by its Board of Directors. Company contributions are subject to certain limitations imposed by section 415 of the IRC. Total Company contributions were equal to 100% of participants' eligible contributions for the six months ended December 31, 1997 and year ended June 30, 1997. Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and Company contributions, withdrawals, and fees, if any, interest, dividends, and net realized and unrealized gains or losses.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

     Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

     Bond Fund - Assets are invested in shares of the IMC-Agrico Bond Fund, a pooled bond fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

     Company Stock Fund - Assets are invested in shares of the IMC-Agrico Stock Fund, a pooled fund shared only by other IMC-
     Agrico MP, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

     Fixed Income Fund - Assets are invested in shares of IMC-Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans, as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1997 holdings are described below.

       a. A GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

       b. A GIC with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27% through July 6, 1998.

       c. A GIC with Rabobank Alternative with a guaranteed interest rate of 6.647% through March 15, 2001.

       d. A GIC with Sun America Life Company with a guaranteed interest rate of 7.04% through May 29, 2002.

       e. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. government money market investments, and alternative contracts backed by U.S. government, U.S. government agency, and other AAA rated fixed income instruments.

       f. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities and registered first tier money market mutual funds.

     Money Market Fund - Assets are invested in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. This mutual fund invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations, and securities issued or guaranteed by agencies and instrumentalities of the U.S. government.

     Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70% common stocks and 30-40% bonds.

     Growth Fund - Assets are invested in shares of the Fidelity
     Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

     Loan Fund - Assets are loans made to participants as described below.

Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

All Plan participants are immediately vested in their Plan accounts.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions

Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) in equal annual installments not to exceed ten; and, (2) make an election for the method of distribution in the event of their death prior to total distribution.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income gains and losses of the investments to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.  Summary of Significant Accounting Policies

Investment Valuation

All investments are carried at fair value. Fair value for shares of master trust funds, mutual funds, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Income Recognition

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions

Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20%) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals

Withdrawals are recorded when payments are made to participants.
Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1997 and at June 30, 1997.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment in Trusts

Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund were invested in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan was a 56.4%, 91.2%, and 51.4%, respectively, participant in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund, and the IMC-Agrico Fixed Income Fund at December 31, 1997 (53.4%, 91.9%, and 49.8%, respectively, at June 30, 1997).

The assets of the pooled funds as of December 31, 1997, were as follows:

                                                        IMC-Agrico
                               IMC-Agrico    IMC-Agrico   Fixed
                                Bond Fund    Stock Fund Income Fund
                                ---------------------------------------
--
Bond Fund of America          $4,109,791  $        -  $         -
IMC Global Inc. common stock           -   5,843,059            -
LaSalle National Trust, N.A.
  Income Plus Fund                     -           -   15,370,663
M&I Stable Principal Fund              -           -    1,900,000
Guaranteed Investment Contracts:       -           -
 Commonwealth Life Insurance Company,
  due 1998                             -           -    1,915,973
 Sunamerica Life Insurance Co.,
  due 2002                             -           -    3,123,827
 CDC Investment Management Corp.,
  due 2000                             -           -    1,500,000
 Rabobank Alternative                  -           -    1,039,997
Marshall Money Market Fund       100,694     206,121      236,330
Pending transactions                   -           -      (5,748)
Accrued interest and dividends       463       1,412       86,454
                               ----------------------------------------
Net assets                    $4,210,948  $6,050,592  $25,167,496
                               ========================================

The assets of the pooled funds as of June 30, 1997, were as follows:

                                                        IMC-Agrico
                               IMC-Agrico    IMC-Agrico   Fixed
                                Bond Fund    Stock Fund Income Fund
                                ---------------------------------------
--
Bond Fund of America          $4,054,989  $        -  $         -
IMC Global Inc. common stock           -   3,874,570            -
LaSalle National Trust, N.A.
 Income Plus Fund                      -           -   16,595,668
Guaranteed Investment Contracts:
 Commonwealth Life Insurance Company,
  due 1998                             -           -    1,849,375
 Hartford Life Insurance Co., due 1997 -           -    1,822,310
 CDC Investment Management Corp.,
  due 2000                             -           -    1,554,771
 Rabobank Alternative                  -           -    1,088,237
 Sunamerica Life                       -           -    3,018,773
Marshall Money Market Fund        51,474     485,055      112,030
Pending transactions                   -   (460,169)      (5,843)
Accrued interest and dividends       262         450       87,169
                               ----------------------------------------
Net assets                    $4,106,725  $3,899,906  $26,122,490
                               ========================================

Changes in the pooled balances for the six-month period from July 1 through December 31, 1997, are summarized as follows:

                                                        IMC-Agrico
                               IMC-Agrico    IMC-Agrico   Fixed
                                Bond Fund    Stock Fund Income Fund
                                ---------------------------------------
-
Additions
Interest and dividend income  $  148,014  $   28,754  $   844,550
Net appreciation in fair value
 of investments                   54,150      32,897            -
Contributions and transfers
 from other plans              1,017,532   7,068,104    6,273,118
                               ----------------------------------------
                               1,219,696   7,129,755    7,117,668

Deductions
Benefits paid                    729,815   4,979,069    8,037,667
Investment expenses              385,658           -       34,995
                               ----------------------------------------
                               1,115,473   4,979,069    8,072,662
                               ----------------------------------------
Net increase (decrease) in
 assets                          104,223   2,150,686    (954,994)
Net assets, beginning of
 period                        4,106,725   3,899,906   26,122,490
                               ----------------------------------------
Net assets, end of period     $4,210,948  $6,050,592  $25,167,496
                               ========================================

Changes in the pooled balances for the year ended June 30, 1997, are summarized as follows:

                                                        IMC-Agrico
                               IMC-Agrico    IMC-Agrico   Fixed
                                Bond Fund    Stock Fund Income Fund
                                ---------------------------------------
-
Additions
Interest and dividend income  $  323,095  $   30,788  $ 1,648,852
Net appreciation (depreciation)
 in fair value of investments    109,555    (63,865)            -
Contributions and transfers from
 other plans                   1,074,222   5,609,841   10,468,985
                               ----------------------------------------
                               1,506,872   5,576,764   12,117,837

Deductions
Benefits paid                  1,617,459   3,101,974    8,404,560
Investment expenses                    -           -       65,244
                               ----------------------------------------
                               1,617,459   3,101,974    8,469,804
                               ----------------------------------------
Net increase (decrease)
 in assets                     (110,587)   2,474,790    3,648,033
Net assets, beginning of year  4,217,312   1,425,116   22,474,457
                               ----------------------------------------
Net assets, end of year       $4,106,725  $3,899,906  $26,122,490
                               ----------------------------------------

4.  Net Appreciation in Fair Value of Investments

During the six months ended December 31, 1997 and the year ended June 30, 1997, net appreciation in fair value of the Plan's investments came from mutual funds and was determined by quoted market price as follows:

                                  Six months
                                    ended          Year ended
                                  December 31        June 30
                                    1997               1997
                                  ---------------------------------
Equity Fund                     $1,564,380        $3,418,642
Balanced Fund                      239,585           519,105
Growth Fund                        368,677           801,788
                                  --------------------------------
                                $2,172,642        $4,739,535
                                  ================================

5.  Significant Investments

Investments that represent 5% or more of net assets available for benefits at December 31, 1997 and June 30, 1997, were as follows:

                                 Six months
                                   ended           Year ended
                                 December 31        June 30
                                    1997             1997
                                 ---------------------------------
Master trust funds:
 IMC-Agrico Stock Fund         $ 5,517,170       $ 3,585,065
 IMC-Agrico Fixed Income Fund   12,927,153        13,008,979

Mutual funds:
 Fidelity Equity-Income
  Fund, Inc.                    17,457,166        15,718,839
 Vanguard Wellington
  Fund, Inc.                     4,332,933         3,411,307
 Fidelity Magellan Fund, Inc.    5,570,754         4,239,219

6.  Federal Income Tax Status

The Internal Revenue Service ruled May 15, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7.  Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on the Plan's operations.

8.  Subsequent Events

Effective January 1, 1998, the Plan merged with the Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc. into the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan. Net assets amounting to $51,131,799 were transferred at that time.

                   Supplemental Schedules

                                                                             EIN
36-3888539

Plan #101
          Investment Plan for Salaried Employees of IMC-Agrico MP, Inc.
           Line 27a - Schedule of Assets Held For Investment Purposes

                                                                      December
31, 1997
                                                          ----------------------
-------------------
                                                          Principal
                                                          Amount or
                                                          Number of                  Current
    Identity of Issuer              Description             Shares         Cost       Value
--------------------------------------------------------------------------------
--------------------------------
Marshall and Ilsley Trust Company*Fidelity Equity-Income Fund, Inc.333,088 shares$14,159,901
$17,457,166
                              Vanguard Wellington Fund, Inc.147,128 shares4,015,8574,332,933
                              Fidelity Magellan Fund, Inc.58,473 shares 5,040,173 5,570,754

Loans to participants (6% - 10.54%)                                                       -
2,150,636
                                                                                   -----------
                                                                                 $29,511,489
                                                                                   ===========
*Indicates party in interest to the Plan.

                                                                             EIN
36-3888539

Plan #101
          Investment Plan for Salaried Employees of IMC-Agrico MP, Inc.
            Line 27b - Schedule of Loans or Fixed Income Obligations

                       Six months ended December 31, 1997

                    Principal and
                    Interest Paid
Identity of Party     Loan      During the        Loan       Maturity
Interest     Collateral
                                                                      ----------
--------------------
(Social Security        Amount  Year             Issue Date    Date        Rate        Type    Value
   Number)
--------------------------------------------------------------------------------
---------------------------------------------------
265-31-6482$4,000     $ -November 15, 1996November 15, 1999   8.25%Participant Account$9,050
265-88-2148   500       -July 31, 1995  July 15, 1998        10.00%Participant Account2,348
            1,300       -October 15, 1996October 15, 2001     8.25%Participant Account2,341

                                                                             EIN
36-3888539

Plan #101
          Investment Plan for Salaried Employees of IMC-Agrico MP, Inc.
                 Line 27d - Schedule of Reportable Transactions

                       Six months ended December 31, 1997


Current Value
                                                                            of
Asset on
                                                Purchase    Selling    Cost
Transaction
Identity of Party Involved                       Description of Assets
Price                    Price                   of Asset   Date      Net Gain
--------------------------------------------------------------------------------
---------------------------------------------------

Category (iii) transactions - Series of transactions in excess of 5% of net assets available for benefits
--------------------------------------------------------------------------------
-------------------------
Marshall and Ilsley
 Trust Company*    Fidelity Equity-Income Fund, Inc.$5,242,106$        -$5
,242,106           $5,242,106               $        -
                                                     -  5,077,0974,043,3465,077,0971,033,751
                   Fidelity Magellan Fund, Inc.3,199,674        -3,199,6743,199,674       -
                                                     -  2,214,0821,895,2412,214,082 318,841

There were no reportable category (i), (ii), or (iv) transactions.

*Indicates party in interest to the Plan.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       Investment Plan for Salaried Employees of
                       IMC-Agrico MP, Inc.


                                  J. BRADFORD JAMES
                       -------------------------------------------
                                  J. Bradford James
                       Chairman of the Employee Benefits Committee

Date: June 30, 1998

   Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-------------------------------------------------------------------------------
---

J. BRADFORD JAMES
-----------------
J. Bradford James      Chief Financial Officer     June 30, 1998


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge   Senior Vice President,      June 30, 1998
                       Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith     Senior Vice President,      June 30, 1998
                       Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr.  President and               June 30, 1998
                       Chief Executive Officer